UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INFORMATION STATEMENT

Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

GOLDEN GATE HOMES, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

001-32574
(Commission File Number)

87-0745202
(I.R.S. Employer Identification No.)

P.O. Box 2490
Napa, California  94558
(Address of principal executive offices, including zip code)

(707) 255-9890
(Registrant's telephone number, including area code)

GOLDEN GATE HOMES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Information Statement (the "Information Statement") is being mailed on or about November 14, 2013 to the holders of record at the close of business on September 18, 2013 of the common stock, par value $.0001 per share, of Golden Gate Homes, Inc., (the "Common Stock"), a Delaware corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company.  This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.  No action is required by our stockholders in connection with the election of such persons.  Nevertheless, you are urged to read this Information Statement carefully.

CHANGE OF CONTROL OF THE COMPANY

A change in control of the Company occurred on June 18, 2013 when TA Partners, Inc., a privately held Nevada corporation (“TAP”), acquired 1,173,435 shares of Common Stock from each of Steven Gidumal. and Brandon Birtcher, an aggregate of 1,173,435 shares of Common Stock from two trusts of which Tim Wilkens is the trustee, The Wilkens 2000 Trust and The Wilkens 2003 Trust (the “Wilkens Trusts”), 45,606 shares of Common Stock from a former officer of the Company, and 50,000 shares of Common Stock from an unrelated third party, theretofore owned by them separately, for an aggregate of 3,615,911 shares of Common Stock, representing approximately 94.2% of the outstanding shares of Common Stock and the controlling interest in the Company.   The purchase prices paid for these shares were $100,000 to Mr. Gidumal, $60,000 to Mr. Birtcher, $280,000 in cash and two convertible promissory notes in an aggregate amount of $400,000 (the “Convertible Notes”) to the Wilkens Trusts, $10,000 to the former officer of the Company, and $17,500 to the unrelated third party.

Of the $100,000 consideration paid to Mr. Gidumal, $40,000 was paid to Mr. Gidumal as a settlement of outstanding accrued remuneration of the Company, pursuant to which Mr. Gidumal agreed to waive all claims against the Company for any circumstances that existed prior to the closing of the sale of Mr. Gidumal’s shares of common stock of the Company to TAP.  In addition, prior to the consummation of the purchase of Mr. Gidumal’s shares of common stock of the Company, the Company formed a wholly owned subsidiary (the “Subsidiary”) and named Mr. Gidumal sole director and sole officer of the Subsidiary.  The Company assigned to the Subsidiary all of the Company’s asset management agreements, and the Subsidiary assumed all of the liabilities past, present and future with regard to such management contracts.  As soon as the Company is able to do so without being required to obtain stockholder approval and to file a Current Report on Form 8-K reporting on the same, TAP shall cause the Company to assign to Mr. Gidumal all of the outstanding stock in the Subsidiary without any representations, warranties or indemnities, for nominal consideration.

In connection with the sale of their shares of Common Stock to TAP, the Wilkens Trusts granted releases (the “Releases”) to TAP and the Company from any and all claims that the Trusts had or may have had arising out of, based upon, or attributable to or relating to any amount that the Wilkens Trusts advanced by the Wilkens Trusts to, or expense paid by the Wilkens Trusts on behalf of, the Company.  Of the $280,000 in cash and $400,000 in Convertible Notes paid by TAP to the Wilkens Trusts, $60,000 was paid in consideration for the shares of Common Stock purchased from the Wilkens Trusts, and the remaining consideration was paid for the Releases.

Verdom Realty Management LLC, a Delaware limited liability company (“Verdom”), owns all of the outstanding shares of stock of TAP.  Verdom Limited, a British Virgin Islands business company, owns all of the outstanding shares of Verdom, and a nominee shareholder holds all of outstanding shares of Verdom Limited for the benefit of Vitaly Nistratov.  The funds for the purchase of the shares came personally from Mr. Nistratov.  TAP purchased the shares to pursue a business opportunity through the Company. The selling stockholders, on the one hand, and TAP, on the other hand, have not entered into any arrangements or understandings with respect to the election of directors or other similar matters, other than for Mr. Gidumal’s agreement to continue to serve as a Company director until the Company complies with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder for any subsequently elected Company directors.  The Wilkens Trusts and TAP entered into an agreement with regard to the election of directors of the Company, which provides that in further consideration of the Wilkens Trusts’ sale of the shares of the Company’s common stock to TAP, TAP will use its best efforts to cause the Board of Directors of the Company to have an even number of members, and that the nominees of the Wilkens Trusts shall constitute one-half of the members of the Board of the Company.

In connection with the transaction described in the preceding paragraph, the following events occurred:

*
Tim Wilkens was elected to the Company’s Board of Directors, to serve along with Steven Gidumal, who remains as the second director.  For more information about Mr. Wilkens, see "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” below.

*	Steven Gidumal, the Company’s only remaining officer, resigned all of his positions, and the Company elected the following persons:

Officer	Offices

Tim Wilkens	Chairman of the Board & Chief Executive Officer

Alexander Nistratov	President

For more information about the new officers, see "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” below.

*	The Company now proposes to change its corporate name to "Golden Gate Partners, Inc."

Mr. Gidumal has agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934.  After Mr. Gidumal resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company will elect Vitaly Nistratov to fill the vacancy created by such resignation.  Vitaly Nistratov, who is the father of Alexander Nistratov, will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified.  Vitaly Nistratov has consented to serve as director of the Company if so elected.

INFORMATION RELATING TO OUR COMMON STOCK

The shares of our Common Stock are the only class of voting securities currently outstanding.  The holder of each share of our Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders.  As of September 18, 2013, there were 3,837,688 shares of our Common Stock outstanding.  There are currently no shares of preferred stock outstanding.

SECURITY OWNERSHIP OF CERTAIN CURRENT
BENEFICIAL OWNERS AND MANAGEMENT

The table set forth below contains certain information as of September 18, 2013 concerning the beneficial ownership of the Company’s Common Stock (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each director; and (iii) by all directors and officers as a group. The address for all persons listed in the table is P.O. Box 2490, Napa, California 94558.

Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares.  Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of September 18, 2013 are treated as outstanding only for determination of the number and percent owned by such group or person.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number		Percent

TA Partners, Inc.	3,615,911	(1)	94.2%

Vitaly Nistratov	3,615,911	(1)	94.2%
Alexander Nistratov	3,615,911	(1)	94.2%
Tim Wilkens	-0-		0.0%
Steven Gidumal	-0-		0.0%
All directors and officers as a group (five persons)	3,615,911	(1)	94.2%

(1)
All of these shares are held by TA Partners, Inc., an entity owned directly or indirectly by Vitaly Nistratov.  In addition, Alexander Nistratov is the sole director of TA Partners, Inc.  Accordingly, Vitaly and Alexander Nistratov have shared voting power and shared investment power over these shares.  These shares are also included in the table in the figures of shares beneficially owned by Mssrs. Vitaly and Alexander Nistratov.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

General

Each director serves for a term of one year that expires at the following annual stockholders' meeting.  Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed.

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer, other than as described in the section captioned "CHANGE OF CONTROL OF THE COMPANY" above.

Current Management

The directors and executive officers of the Company are as follows:

Name	Age	Positions

Tim Wilkens	53	Chairman of the Board, Chief Executive Officer & Director

Steven Gidumal	56	Director

Alexander Nistratov	37	President

The following is the background of Messrs. Wilkens, Gidumal and Nistratov:

Tim Wilkens.  Mr. Wilkens has served as Chairman of the Board and Chief Executive Officer of the Company since June 18, 2013.  For the past 14 years, Mr. Wilkens has served as President of Great Western Holdings, Inc.  Great Western Holdings, Inc. is a business that was the western United States development partner for Wyndham Worldwide, and in the past has partnered or been approved as a partner for Fairmont Hotels, Marcus Hotels, Bluegreen Corporation and Shell Vacations.  From December 2009 until August 2011, Mr. Wilkens served as Chief Executive Officer of the Company and from March 2010 until August 2011 served as a director of the Company.  Mr. Wilkens has been involved in residential and commercial property development since the early 1980s.  He has developed projects in the Lake Tahoe area, Napa County and Sonoma County.  His projects have included class A office developments, residential housing, multifamily housing, hotels, resorts and fractional housing.  Mr. Wilkens led several successful ventures that purchased distressed real estate in Texas from 1987 to 1990.  Mr. Wilkens has a University Teaching Credential issued by the State of California and has studied at San Jose State University and also at the University of California at Berkeley.

Steven Gidumal.  Mr. Gidumal has served as a director of the Company since December 2009, and served as Chairman of the Board and Chief Financial Officer of the Company from December 2009 to June 2013, and Chief Executive Officer from August 2010 to June 2013.  Since 2004, Mr. Gidumal has served as the founder, President and Portfolio Manager for Virtus Capital, a firm based in Orlando, Florida and New York that invests in the securities of companies in distressed and restructuring situations, including a variety of real estate and financial institutions.  From August 2006 to August 2008, Mr. Gidumal also served as Co-Portfolio Manager of Resurgence Asset Management, a distressed fund based in New York City for which he co-ran a portfolio in excess of $400 million.  Mr. Gidumal earned a Bachelor of Science, Economics cum laude from the University of Pennsylvania (Wharton Undergraduate program) and a Master of Business Administration from Harvard Business School as a Baker Scholar (highest honors).

Alexander Nistratov.  Mr. Nistratov, who is the son of Vitaly Nistratov, has served as President of the Company since June 18, 2013.  Mr. Nistratov is the President and sole director of TAP.  Mr. Nistratov has been International Business Director for Martell Capital Group LLC/ Irongate in Los Angeles, California since January 2011, where he has focused on project management in construction, development and engineering.  From January 2008 to January 2011, Mr. Nistratov was a Commercial Director for AppleGreen, an investment and financial company in Moscow, where he was head of the international projects group, and also had roles in business development and project management in the firm’s real estate division.  Mr. Nistratov has a bachelor’s degree from Moscow State Institute for International Relations.

Set forth below is the biographical information for Mr. Vitaly Nistratov:

Vitaly Nistratov. For the past seven years, Vitaly Nistratov has been a private equity investor who primarily invests his own funds. From 1993 to 1998, Mr. Nistratov was a Senior Manager in Corporate Finance, Restructuring and Privatization Services, for Price Waterhouse in Moscow.  From 1998 to 2001, he was a Principal in Financial Advisory Services for KPMG in Moscow.  From 2002 to 2006, he was a Corporate Finance Director for CentreInvest Group, a brokerage and advisory company in Moscow.  Mr. Nistratov has a Diploma in Engineering from Moscow Technical University, a Diploma in International Economy, with Honors, from the Academy of Foreign Trade in Moscow, and a Diploma in Business Valuations from Moscow University of Statistics and Banking University.

Director Selection

Our Nominating and Governance Committee charter contains criterion setting forth the qualifications that the Nominating and Governance Committee is to look for in director candidates.  The Nominating and Governance Committee’s criterion provides that the nominee should:

*	be a qualified individual meeting the criteria of the U.S. Securities and Exchange Commission;

*	enhance the effectiveness and independence of the Board of Directors; and

*	have experience in appropriate areas and disciplines.

The Nominating and Governance Committee’s criterion provides that the committee should consider any applicable requirements of law or of the American Stock Exchange, business experience, specific expertise, strength of character, judgment, factors relating to the current composition of the Board of Directors (including its size and structure) and principles of diversity.

The Nominating and Governance Committee identifies director candidates primarily through recommendations made by current directors.  These recommendations are developed based on the directors' own knowledge and experience.  The Nominating and Governance Committee will also consider recommendations made by the stockholders and others, including search firms.  All recommendations, regardless of the source, will be evaluated on the same basis against the criterion contained in the Nominating and Governance Committee charter.  All stockholder recommendations for director nominees must be submitted to our Corporate Secretary at P.O. Box 2490, Napa, California 94558, and all recommendations will be forwarded by our Corporate Secretary or Assistant Secretary to the Nominating and Governance Committee. The envelope containing a recommendation must feature clear notation that its contents relate to a "Director Nominee Recommendation."  All stockholder recommendations for director nominees must be submitted to us not less than 120 calendar days prior to the anniversary of the date on which our proxy statement was released to stockholders in connection with the previous year's annual meeting. All stockholder recommendations for director nominees must include the following information:

a.           The name and address of record of the stockholder.

b.	A representation that the stockholder is a record holder of our securities or, if the stockholder is not a record holder, evidence of ownership in accordance with applicable regulations.

c.	The amount and type of record and/or beneficial ownership of our securities held by the stockholder making the recommendation.

d.
The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director nominee.

e.
A description of the qualifications and background of the proposed director nominee that addresses the minimum qualifications and other criteria for Board membership approved by our Board from time to time and set forth in the Nominating and Governance Committee charter.

f.	The amount and type of record and/or beneficial ownership of our securities held by the proposed director nominee.

g.	A description of all arrangements or understandings between the stockholder and the proposed director nominee.

h.	The consent of the proposed director nominee (i) to be named in the proxy statement relating to our annual meeting of stockholders and (ii) to serve as a director if elected at such annual meeting.

i.	Any other information regarding the proposed director nominee that is required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission.

The Nominating and Governance Committee may request any additional information reasonably necessary to determine the eligibility of a proposed director nominee.

Meetings and Committees of the Board

Meetings

The Company’s Board of Directors did not have a formal meeting during the year ended December 31, 2012. The Company’s Board of Directors did not take any action by written consent during the year ended December 31, 2012.

The Company’s Board of Directors has adopted a policy strongly encouraging all directors to attend all annual meetings of the Company’s stockholders (subject to unavoidable schedule conflicts or other circumstances) and to make themselves available before and after the meeting to speak with interested stockholders.  The Company did not have a 2012 annual meeting of stockholders.

Board Committees

Nominating Committee

The Company has a standing Nominating and Governance Committee comprising Steven Gidumal and Tim Wilkens.

The purpose of the Nominating and Governance Committee is to make certain the independent members of the Board of Directors oversee (i) the composition of the Board of Directors to ensure that qualified individuals meeting the criteria of the American Stock Exchange (“AMEX”) and the U.S. Securities and Exchange Commission regulations serve as members of the Board of Directors and its committees, and (ii) the development and implementation of corporate governance principles, policies, codes of conduct and codes of ethics relating to the operation of the Board of Directors and its committees and the Company as a whole. The responsibilities of the Nominating and Governance Committee include (i) recommending to the Board of Directors criteria for Board membership, (ii) establishing a policy as regards the consideration of director candidates recommended by stockholders, (iii) establishing procedures to be followed by stockholders in submitting recommendations for director nominees to the Nominating Committee, (iv) establishing a process for identifying and evaluating nominees for the Board of Directors, including nominees recommended by stockholders, and (v) upon identifying individuals qualified to become members of the Board of Directors, consistent with the minimum qualifications and other criteria approved by the Board of Directors from time to time, selecting or recommending that the Board of Directors select the director nominees for election at each annual meeting of stockholders.  Currently, none of the members of the Nominating and Governance Committee are independent within the meaning of the AMEX listing standards.

The Nominating and Governance Committee did not have a formal meeting during the year ended December 31, 2012.  Our Board of Directors has adopted a charter for the Nominating and Governance Committee.  A copy of this charter is available at www.global8properties.com.

Audit Committee

The Company's full Board of Directors now serves as the Company’s audit committee, which consists of the Company's two directors. Our Board of Directors has determined that Steven Gidumal qualifies as an "audit committee financial expert," as such term is defined by SEC rules.  Currently, none of the members of the Board of Directors are independent within the meaning of the AMEX listing standards.

The audit committee will review the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee will also recommend the firm selected to be our independent registered public accounting firm, review and approve the scope of the annual audit, review and evaluate with the independent public accounting firm our annual audit and annual consolidated financial statements, review with management the status of internal accounting controls, evaluate problem areas having a potential financial impact on us that may be brought to the committee's attention by management, the independent registered public accounting firm or the board of directors, and evaluate all of our public financial reporting documents.

The Company's full Board of Directors acting as the Audit Committee did not have a formal meeting during the year ended December 31, 2012.   Our Board of Directors has adopted a charter for the Audit Committee.  A copy of this charter is available at www.global8properties.com.

Compensation Committee

Because the Company had not previously paid any executive compensation prior to the change of control on June 18, 2013, the Company’s Board of Directors has not established a standing Compensation Committee, and the Board of Directors believes that it is appropriate for  the  Company  not  to have such a compensation committee.  If any executive officer and director compensation is considered in the immediate future, the Board of Directors as a whole will undertake the functions of a compensation committee at that time.  The Board of Directors may establish a Compensation Committee whenever it believes that doing so would benefit the Company.  The Company does not now have any processes and procedures for the consideration and determination of executive and director compensation.

Director Compensation

The Company has not established standard compensation arrangements for its directors, and the compensation, if any, payable to each individual for his or her service on the Company's Board will be determined (for the foreseeable future) from time to time by the Board of Directors based upon the amount of time expended by each of the directors on the Company's behalf.

Communications with Directors

Our Board of Directors has approved and implemented procedures for stockholders and other interested persons to send communications to our non-management directors as a group, our entire Board of Directors, or any specific director.  Communications may be mailed c/o Corporate Secretary, Golden Gate Homes, Inc., P.O. Box 2490, Napa, California 94558.  Such communications are subject to a screening process under the guidance of our Corporate Secretary, who will determine which communications will be forwarded to directors.  Communications such as spam and similar junk mail and mass mailings, resumes and other job inquiries, surveys, business or charitable solicitations or advertisements, and any communication that is unduly hostile, threatening, illegal or similarly unsuitable are believed to be inappropriate and may not be forwarded.

EXECUTIVE COMPENSATION

During the past two fiscal years, prior to the change of control on June 18, 2013, no executive officer or director has received any compensation of any sort for services rendered, except that a former officer of the Company was paid $1,000 per quarter for providing us with certain storage space for corporate records and for reimbursement of other office expenses.  In addition, the Company’s officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf.  No limit was placed on the amount of these out-of-pocket expenses, and no review was conducted of the reasonableness of the expenses by anyone other than by the Company’s Board of Directors, which included persons entitled to reimbursement. The Company did not have the benefit of independent directors examining the propriety of expenses incurred on the Company’s behalf and subject to reimbursement.

Since the change of control of the Company on June 18, 2013, the Company remunerated James Sayler, the Company’s Senior Vice President and Chief Financial Officer, at an annual rate of $84,000 until his resignation from the Company on October 16, 2013.  In addition, the Company entered into an agreement for services (the “Agreement for Services”) with Global 8 Properties, Inc., a California corporation (“Global 8”), pursuant to which Global 8 provides sales, marketing and administrative services for a single family home project for which the Company provides management oversight.  During the Company’s fiscal quarter ended September 30, 2013, the Company made payments to Global 8 in the amount of $114,500 for services rendered under the Agreement for Services.  Tim Wilkens, the Company’s Chairman and Chief Executive Officer, is the Chief Executive Officer and trustee of a family trust that owns all of the shares of Global 8, and could be deemed to have indirectly received compensation from the Company through the payments made to Global 8.

As of the date of this Information Statement, the Company has not decided upon the remuneration that it will pay to its newly elected officers.  The Company does not expect to pay any such remuneration (other than expense reimbursements) until such time as it is able to complete a significant capital raising event to permit it to do so.  If the Company is successful in completing a significant capital raising event, management expects that the Company will start to pay management salaries at market levels, consistent with any restrictions on salaries imposed by the investors providing the additional funds.

Certain Relationships and Related Transactions

In return for providing the Company with the use of certain office space for its headquarters in Napa, California, the Company paid $3,200 per month, from July 2103 through September 2013, on behalf of Great Western Holdings Inc., an entity that is owned in part by certain family trusts of Tim Wilkens, for which Mr. Wilkens serves as trustee, to the financial institution that is the holder of the mortgage debt outstanding on such office space.  In addition, in June 2013 the Company paid the annual loan modification fee for the outstanding mortgage debt in the amount of $4,400 to this financial institution.  However, this arrangement was solely for our benefit and was not intended to provide Mr. Wilkens compensation in lieu of a salary.

During the first quarter of 2013, the Company purchased from Virtus Capital, a Florida based hedge fund affiliated with Steven Gidumal, a second mortgage on one of the homes sold by the Company to one of our clients.  As property values have increased in the state of the mortgage, the Company viewed the high interest rate and secured second loan position as an attractive investment.  The loan was purchased at the original face amount of $34,900, has a 12.50% interest rate, and the mortgage holder has never missed a monthly payment.  The loan matures in April 2014.

The Company has not adopted any policies and procedures for the review, approval, or ratification of any related party transactions.

Director Independence

The rules of the American Stock Exchange (the "AMEX") generally require that a listed company's Board of Directors be composed of a majority of independent directors.  However, these rules provide that a "smaller reporting company" need only maintain a Board of Directors comprised of at least 50% independent directors.  Although the Company is not listed on the AMEX, the Company uses the standards established by the AMEX for determining whether or not each of its directors is "independent."  The Company has determined that, as of the date of this Information Statement, neither of the Company’s directors is an "independent" director in accordance with the AMEX independence standards.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish the Company with copies of all such Section 16(a) forms. Based solely on its review of written representations from certain reporting persons, the Company believes that, during fiscal 2012, each of its officers, directors and greater than ten percent stockholders complied with all such applicable filing requirements.

By Order of the Board of Directors,

Tim Wilkens,
Chairman of the Board

Napa, California
November 14, 2013